Exhibit 99.1

NOVA Chemicals Corporation
Canadian Operating Center
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5C6

www.novachemicals.com
403.750.3600 tel
403.269.7410 fax

Press Release

NOVA Chemicals announces retirement plans for Larry MacDonald, Chief Financial Officer

Pittsburgh, PA (August 14, 2009) — NOVA Chemicals announced today that Larry A. MacDonald, its Senior Vice President and Chief Financial Officer, has elected to retire effective December 31, 2009, after more than 30 years with the Company and its predecessor companies. During his tenure, MacDonald held various leadership positions and was a member of the NOVA Chemicals Executive Leadership Team since the Company’s inception in 1998.

“On behalf of NOVA Chemicals, I want to thank Larry for his dedication and many contributions to our Company,” said Chris Pappas, Chief Executive Officer, NOVA Chemicals. “We are fortunate to have had his financial expertise during these unique and dynamic economic times.”

Through year-end, MacDonald will continue to focus on implementation of the Company’s refinancing plans and will be an integral force in the successful transition of business activities under their new IPIC ownership.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs, NOVA Chemicals
Tel: 412.490.4166
E-mail: wilkinga@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.